FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Sale of Non-Core Royalties

Toronto, Ontario (December 22, 2022) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced that it has entered into an agreement to sell a portfolio of non-core royalties to Metalla Royalty & Streaming Ltd. (“Metalla”) (TSXV:MTA; NYSE American:MTA) for proceeds of USD$5.0 million in Metalla common shares.

The portfolio being sold consists of three royalties and one silver stream, all of which are on assets not owned by Alamos. This includes a silver stream on the Esperanza project in Morelos, Mexico which was sold in April 2022, and royalties on the Fenn Gib South, Ronda, and Northshore West exploration stage projects located in Ontario, Canada.

As consideration for the portfolio of royalties, Alamos will be receiving 939,355 Metalla common shares, valued at USD$5.0 million, or US$5.3228 per common share, based on the 20-day volume weighted average price preceding the agreement. Following completion of the transaction, Alamos will own approximately 1.9% of Metalla’s issued and outstanding common shares.

The sale is consistent with Alamos’ strategy of monetizing and maximizing the value of its non-core assets while focusing on advancing its strong portfolio of high-return growth projects. With the monetization of the royalties, Alamos has surfaced nearly $100 million in total consideration over the past two years through the sale of non-core assets and gains on the sale of equity securities in other companies.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws which are referred to herein as “forward looking-looking statements”. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking statements and are generally, but not always, identified by the use of forward-looking terminology such as "expect", “is expected”, "will", or variations of such words and phrases and

TRADING SYMBOL: TSX:AGI NYSE:AGI

similar expressions or statements that certain actions, events or results “may", “could”, “would”, "might" or "will" be taken, occur or be achieved or the negative connotation of such terms.

Alamos cautions readers not to place undue reliance on the forward-looking statements in the information and content in this news release as a number of factors could cause actual future results, conditions, actions or events to differ materially from the expectations, goals or intentions expressed in the forward-looking statements. These factors include but are not limited to: the closing of the transaction including meeting all the necessary conditions precedent; changes in the financial markets; changes in applicable laws and governmental regulations; expropriation or nationalization of property; contests over title to properties; risk of loss due to sabotage and civil disturbances; fluctuations in the price of gold; fluctuations in relative currency values; and the unpredictability of and fluctuation in the trading price of Metalla’s common shares.

Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company’s latest Annual Information Form and MD&A, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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